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                             June 27, 2022

       Robert Andersen
       Chief Financial Officer
       Xperi Holding Corporation
       3025 Orchard Parkway
       San Jose, California 95134

                                                        Re: Xperi Holding
Corporation
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Filed February 24,
2022
                                                            Form 8-K
                                                            Filed May 9, 2022
                                                            Supplemental
response letter dated June 22, 2022
                                                            File No. 001-39304

       Dear Mr. Andersen:

              We have reviewed your June 22, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 8, 2022 letter.

       Form 8-K Furnished May 9, 2022

       Exhibit 99.1 Earnings Release
       GAAP to Non-GAAP Reconciliations, page 8

   1. We have reviewed your response to prior comment 3 including the calculation of the adjustment. We note
your explanation as to the purpose for this adjustment, which you describe as a cash tax
presentation. It appears this adjustment smooths out the annual and quarterly provision for
(benefit from) income taxes against the actual income taxes paid, which represents an
accrual to cash basis adjustment. Please note that Non-GAAP
                                                        measures that include
tailored recognition and measurement methods can not be presented
 Robert Andersen
Xperi Holding Corporation
June 27, 2022
Page 2
         in documents filed or furnished with us. Refer to Question No. 100.04 of the Staff's
         Compliance & Disclosures Interpretations ("C&DIs") on Non-GAAP Financial Measures,
         updated April 4, 2018. Please revise accordingly.

      You may contact Beverly Singleton at (202) 551-3328 or Melissa Gilmore at
(202) 551-
3777 with any other questions.



FirstName LastNameRobert Andersen                         Sincerely,
Comapany NameXperi Holding Corporation
                                                          Division of
Corporation Finance
June 27, 2022 Page 2                                      Office of
Manufacturing
FirstName LastName